



09059242

MAR 02 2009

Washington, DC

COMMISSION
J549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45221

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___12/31/2008___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R&R PLANNING GROUP, LTD.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 MARCUS AVENUE, SUITE C114
                           (No. and Street)

LAKE SUCCESS   NY   11042

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK FILIBERTO   516-328-2600

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KESSLER & LISCIA, PC, CPAs

                    (Name – *if individual, state last, first, middle name*)

910 MIDDLE COUNTRY ROAD   SELDEN   NY   11784

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___MARK FILIBERTO___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___R&R PLANNING GROUP, LTD.___ , as of ___DECEMBER 31___ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


Signature

Title


_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

FINANCIAL STATEMENTS





KESSLER & LISCIA, PC
Certified Public Accountants

Joel N. Kessler, CPA (NY & FL)
Philip A. Liscia, CPA
Rebecca Gonzalez, CPA

Debra Timms, CPA

910 Middle Country Rd
Selden, NY 11784
Tel: 631-732-7575
Fax: 631-732-7161
www.KesslerLiscia.com

INDEPENDENT AUDITORS' REPORT

To the Officer of
R&R Planning Group, Ltd.
Lake Success, New York

We have audited the accompanying statement of financial condition of R&R Planning Group, Ltd. (an S Corporation) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above, present fairly in all material respects, the financial position of R&R Planning Group, Ltd. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States.

KESSLER & LISCIA, PC
Certified Public Accountants

January 21, 2009
Selden, New York

R&R PLANNING GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 78,147
Commissions receivable from clearing broker (no allowance)	18,394
Prepaid expenses and other current assets	2,760
Total current assets	99,301
FIXED ASSETS, net	1,570
DEPOSIT WITH CLEARING BROKER	50,000
SECURITY DEPOSIT	2,918
Total assets	$ 153,789

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable & accrued expenses	$ 1,751
Payroll taxes payable	64
Simplified Employee Pension (SEP) payable	10,000
Total current liabilities	11,815
COMMITMENTS & CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, 100 shares authorized,	
25 shares issued and outstanding, $1 par value	25
Additional paid in capital	124,386
Retained earnings	17,563
Total stockholder's equity	141,974
Total liabilities and stockholder's equity	$ 153,789



KESSLER & LISCIA, PC
Certified Public Accountants

1. Significant Accounting Policies:

a. Nature of operations

The Company is a registered broker-dealer that clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Accordingly, the Company is subject to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and is exempt from the remaining provisions of that rule. The Company is an investment advisor registered with the state of New York.

b. Revenue recognition

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker for transactions executed but not yet settled relating to securities purchased by the Company and held for resale (securities owned). Securities owned and securities sold, but not yet purchased, are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

c. Fixed Assets

Equipment, furniture and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on the straight-line basis over five to seven years, the estimated useful lives of the assets.

d. Income taxes

As of January 31, 1995, the Company has elected by its sole shareholder to be taxed under the provisions of Sub-chapter "S" of the Internal Revenue Code ("S" Corporation). The stockholder includes the Company's net income on his individual income tax return. The Company's remaining "C Corporation" retained earnings were distributed to the shareholder as a dividend in 2008.

e. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONFIDENTIAL



KESSLER & LISCIA, PC
Certified Public Accountants

2. Fixed Assets:

Fixed assets, at cost, consist of the following at December 31, 2008:

Equipment	$ 20,472
Furniture and fixtures	7,533
	28,005
Less accumulated depreciation	(26,435)
	$ 1,570

Depreciation expense for the year was $1,036.

3. Commitments and Contingencies:

The Company entered into a lease agreement for office space, dated October 24, 2002, effective January 1, 2003. The lease terminates on November 30, 2012. The Company is responsible for 20% of the lease payment. Terms of the lease include an annual increase over the base rent of 4% and additional rent provisions based on real estate tax and property insurance escalations. The sole stockholder of the Company is co-guarantor with a third party for the entire lease. The Company's future minimum lease commitments are as follows:

Year	Amount
2009	14,628
2010	15,134
2011	15,661
2012	16,209

4. Net Capital Requirements:

The Company is subject to the net capital Rule 15c3-1 of the Securities and Exchange Commission. On December 31, 2008, the Company had net capital of $133,917 which exceeded requirements of $5,000 by $128,917.

5. Haircuts:

The Company is subject to a two percent haircut on its money market funds. Money market funds totaling $40,434 are reported as cash and cash equivalents.

6. Simplified Employee Pension (SEP) Plan:

The Company has a Simplified Employee Pension (SEP) Plan that allows elective contributions to all employees that have been employed in three (3) of the preceding five (5) years and are over 21 years of age. The company elected to make a fixed contribution for 2008 of $10,000, to be paid in 2009.

- 4 -



KESSLER & LISCIA, PC
Certified Public Accountants

CONFIDENTIAL

7. Fair Values of Financial Instruments:

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and Cash Equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Commissions Receivable and Accounts Payable. The carrying amount of commissions receivable and accounts payable in the balance sheet approximates fair value.

8. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

A copy of the Company's statement of financial condition, as of December 31, 2008, pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.

CONFIDENTIAL



KESSLER & LISCIA, PC
Certified Public Accountants

R&R PLANNING GROUP, LTD.

REPORT ON AUDIT OF
FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008



KESSLER & LISCIA, PC
Certified Public Accountants